SITO Mobile, Ltd.

100 Town Square Place, Suite 204

Jersey City, NJ 07310

August 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SITO Mobile, Ltd.
Registration Statement on Form S-3
File No. 333-212545

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SITO Mobile, Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-212545), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because the Company intends to file a different registration statement in lieu thereof. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Marcelle Balcombe of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Thank you for your assistance in this matter.

Sincerely, SITO Mobile, Ltd.

By:	/s/ Jerry Hug
Jerry Hug
Chief Executive Officer